Mail Stop 4561

September 25, 2009

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, Massachusetts 02494

> **Re: TechTarget, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended**
> **Filed July 20, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 17, 2009**
> **File No. 001-33472**

Dear Mr. Strakosch:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended

Item 8. Financial Statements and Supplementary Data

Note 2. Restatement of Previously Issued Financial Statements, page 55

1.   Please provide us with further details of the errors identified in the recognition of revenue relating to white paper and sponsorship offerings. In this regard, we are

unable to determine the changes made to your policy with respect to these offerings.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

Online Media, page 59

2.   Your policy indicates that revenue from third party revenue sharing arrangements is recognized in the period in which the services are performed. Clarify whether you are recording revenue related to these arrangements on a gross or net basis. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

3.   With respect to integrated ROI program offerings, we note your disclosure indicating that you estimate a "revenue reserve" to defer revenue recognition for extended advertising campaigns. Please describe more fully how you are accounting for these offerings, including what is meant by the term "revenue reserve," and provide us with an example.

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 81

4.   We note that the caption for this section refers to Item 9A(T) of Form 10-K rather than Item 9A. Item 9A(T) is applicable to a registrant that is neither a large accelerated filer nor an accelerated filer. As you are an accelerated filer, it does not appear Item 9A(T) applies to you. Please advise. Also, we note that your discussion in this section does not include the statement required pursuant to Item 308(a)(4) of Regulation S-K that the registered public accounting firm that has audited the financial statements in your annual report has issued an attestation report on your internal control over financial reporting. Please confirm that you will provide this statement in future filings.

Changes in Internal Control over Financial Reporting, page 82

5.   We note your statement in this section and in your Forms 10-Q that there has been "no change in internal control over financial reporting…other than those material weaknesses described above." Please confirm that in future filings, when there has been a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal controls, you will state clearly that there has been a change in your internal

control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal controls.

Item 11. Executive Compensation

Benchmarking of Compensation and Equity, page 91

6.   You indicate in this section that in setting compensation for your named executive officers in 2008, your compensation committee considered the compensation of the executives of a set of peer companies. Please identify the companies that comprise this peer group. See Item 402(b)(2)(xiv) of Regulation S-K and question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Please confirm that you will provide similar disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules

7.   We note your disclosure on page 74 indicating that your Credit Agreement was amended in August 2007 and December 2008. However, we are unable to locate the amended credit agreements in your exhibit index. Please advise.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 12. Stock-Based Compensation

Restricted Stock Awards, page 15

8.   Clarify whether the holders of unvested restricted stock awards have nonforfeitable rights to dividends or dividend equivalents. In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to FSP EITF 03-6-1.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief